E.17

19005933

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67038

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spot Quote LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3225 Smoky Ridge Road
(No. and Street)

Austin	TX	78730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sam Dan Balabon — 512-585-4589
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16422 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 19 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Sam Dan Balabon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spot Quote LLC, as of December, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

KRISTINA L IVEY
Notary ID # 126513589
My Commission Expires
November 30, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPOT QUOTE, LLC. (Formerly DEEP ATS, LLC)
(A wholly owned subsidiary of Spot Quote Holdings, Inc. formerly Deep Liquidity, Inc.)
Index to Financial Statements and Supplemental Schedules
December 31, 2018

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Spot Quote LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Spot Quote LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Spot Quote LLC as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Spot Quote LLC's management. Our responsibility is to express an opinion on Spot Quote LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spot Quote LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I&II on the pages 9-10 has been subjected to audit procedures performed in conjunction with the audit of Spot Quote LLC's financial statements. The supplemental information is the responsibility of Spot Quote LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Spot Quote LLC's auditor since 2017.

Sugar Land, Texas

Feb 25, 2019

SPOT QUOTE, LLC. (Formerly DEEP ATS, LLC)
(A wholly owned subsidiary of Spot Quote Holdings, Inc. formerly Deep Liquidity, Inc.)
Statement of Financial Condition
December 31, 2018

ASSETS	
Cash and cash Equivalents	$ 125,273
TOTAL ASSETS	**$ 125,273**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Account Payable	$ 5,000
Member's Equity	$ 120,273
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 125,273**

SPOT QUOTE, LLC. (Formerly DEEP ATS, LLC)
(A wholly owned subsidiary of Spot Quote Holdings, Inc. formerly Deep Liquidity, Inc.)
Statement of Operations
December 31, 2018

Revenue	
Income from consultancy service	$ 12,070
Total Revenue	**$ 12,070**
Expenses	
Administration Fees	$ 8,910
Professional Services	$ 8,000
Operating Expenses	$ 3,000
Insurance	$ 482
Bank charges	$ 45
Total Expenses	$ 20,437
Net Income	**$ (8,367)**

SPOT QUOTE, LLC. (Formerly DEEP ATS, LLC)
(A wholly owned subsidiary of Spot Quote Holdings, Inc. formerly Deep Liquidity, Inc.)
Statement of Changes in Member's Equity
December 31, 2018

Member's Equity December 31, 2017	$ 120,302
Member's Capital Contribution	$ 8,338
Net Income	$ (8,367)
Member's Equity December 31, 2018	$ 120,273

SPOT QUOTE, LLC. (Formerly DEEP ATS, LLC)

(A wholly owned subsidiary of Spot Quote Holdings, Inc. formerly Deep Liquidity, Inc.)

Statement of Cash Flows

December 31, 2018

Cash flows from operating activities	
Net Income	$ (8,367)
Increase in payable	$ 5,000
Net cash used in operating activities	$ (3,367)
Cash flows from financing activities	
Member's capital contribution	$ 8,338
Net cash provided by financing activities	$ 8,338
Cash flows from investing activities	-
Net increase in cash and cash equivalents	$ 4,971
Cash and cash equivalents at the beginning of year	$ 120,302
Cash and cash equivalents at end of year	$ 125,273

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Income taxes	
Interest	$ -

SPOT QUOTE LLC (Formerly DEEP ATS, LLC)
(A Wholly Owned Subsidiary of Spot Quote Holdings, Inc. formally Deep Liquidity, Inc.)
Notes to Financial Statements
December 31, 2018

Note 1 - Nature of Business
Spot Quote LLC formally Deep ATS, LLC (the "Company") was organized in the State of Texas in October 2004. The Company is wholly owned by Spot Quote Holdings, Inc. formally Deep Liquidity, Inc. (the "Parent"). The Company's registration with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities became effective in January 2006. The Company is a member of the Financial Regulatory Authority, Inc. ("FINRA"). The Company currently has no active customers and primarily trades securities for its own account. The Company is also building an Alternative Trading System financed by its Parent as discussed in Note 4.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

Commission fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Securities Transactions

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profit

Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and payable to related party. The Company may from time to time have cash balances in excess of federally insured limits at various times during the year.

Income Taxes

The Company has elected to be taxed as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. As of December 31, 2018, open Federal tax years include the tax years ended December 31, 2012 through December 31, 2018.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2018, the Company had no Texas franchise tax expense due.

Date of Management's Review

Management has evaluated the financial statements for subsequent events through February 26, 2018, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the SEC are not believed by the Company's management to have a material impact on the Company's financial statements.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $120,273 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Company is exempt from customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraphs (k)(2)(ii) of the Rule.

Note 4 - Related Party Transactions

The Company is under the control of its Parent, Spot Quote Holdings, Inc., and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Parent made capital contributions to the Company of $8,338 during 2018.

Note 5 – Concentration

The Company has $120,273 or 100% of its total assets, in a cash account at Wells Fargo.

Schedule I

SPOT QUOTE, LLC. (Formerly DEEP ATS, LLC)

(A wholly owned subsidiary of Spot Quote Holdings, Inc. formerly Deep Liquidity, Inc.)
Computation of Net Working Capital and Aggregate Indebtedness
As on December 31, 2018

Total member's equity qualified for net capital	$ 120,273
Deductions and/ or charges	
Non allowable assets	$ -
Total deductions and/ or charges	$ -
Net capital before haircut on securities	$ 120,273
Haircut on securities	$ -
Net capital	$ 120,273
Aggregate indebtedness	
Payable to related party	$ 5,000
Total aggregate indebtedness	$ 5,000
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 20,273
Ratio of aggregate indebtedness to net capital	0.04

Schedule II

SPOT QUOTE, LLC. (Formerly DEEP ATS, LLC)

(A Wholly Owned Subsidiary of Spot Quote Holdings, Inc. formally Deep Liquidity, Inc.)
Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2018)

Net Capital as reported by the company in the Focus report Part II filed with FINRA in December 2018	$	120,288
Audit adjustment:		
Difference in opening balance of capital	$	(15)
Difference in capital contribution	$	-
Net difference	$	(15)
Net Capital as per audit	$	120,273

Jennifer Wray CPA PLLC
16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Spot Quote LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Spot Quote LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Spot Quote LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Spot Quote LLC stated that Spot Quote LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Spot Quote LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spot Quote LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 25, 2019

SPOT QUOTE LLC Exemption Report

Spot Quote LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R 240.15c3-3.

(2) The Company met the identified exemption provision in 17 C.F.R 240 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Sam Balabon, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By

President

Feb 23, 2019